UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

Bardin Hill Investment Partners LP
299 Park Avenue, 24th Floor
New York, New York 10022
212-303-9400

With copies to:
Kaitlin Descovich
Weil, Gotshal & Manges LLP
2000 M Street NW
Washington, DC 20026
Telephone: (202) 682-7000

(Name, address and telephone number of person authorized to receive notices and communications)

July 12, 2023
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
Halcyon Mount Bonnell Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,641,178 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
2,641,178 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,641,178 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.10%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Assumes the occurrence of the Mandatory Conversion, as defined herein, on July 26, 2023, and the TTE Tranche 2 Issuance, as defined herein, as reported by the Issuer in its Form 8-K filed on July 12, 2023. See Item 5.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
HCN LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,200,723* (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
6,200,723* (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,200,723* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.58%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Assumes the occurrence of the Mandatory Conversion, as defined herein, on July 26, 2023, and the TTE Tranche 2 Issuance, as defined herein, as reported by the Issuer in its Form 8-K filed on July 12, 2023. See Item 5.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
HCN GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
6,200,723* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
6,200,723* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,200,723* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.58%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Includes shares owned by HCN LP. Assumes the occurrence of the Mandatory Conversion, as defined herein, on July 26, 2023, and the TTE Tranche 2 Issuance, as defined herein, as reported by the Issuer in its Form 8-K filed on July 12, 2023. See Item 5.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
Halcyon Energy, Power and Infrastructure Capital Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,741,349 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
1,741,349 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,741,349 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.72%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (see Item 5)

* Assumes the occurrence of the Mandatory Conversion, as defined herein, on July 26, 2023, and the TTE Tranche 2 Issuance, as defined herein, as reported by the Issuer in its Form 8-K filed on July 12, 2023. See Item 5.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
First Series of HDML Fund I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,538,882 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
1,538,882 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,538,882 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.64%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Assumes the occurrence of the Mandatory Conversion, as defined herein, on July 26, 2023, and the TTE Tranche 2 Issuance, as defined herein, as reported by the Issuer in its Form 8-K filed on July 12, 2023. See Item 5.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
Bardin Hill Fund GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
4,760,516* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
4,760,516* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,760,516* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.98%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Includes shares owned by First Series of HDML Fund I LLC, Halcyon Mount Bonnell Fund L.P. and Bardin Hill Event-Driven Master Fund LP. Assumes the occurrence of the Mandatory Conversion, as defined herein, on July 26, 2023, and the TTE Tranche 2 Issuance, as defined herein, as reported by the Issuer in its Form 8-K filed on July 12, 2023. See Item 5.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
Bardin Hill Event-Driven Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
580,456* (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
580,456* (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
580,456* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.24%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Assumes the occurrence of the Mandatory Conversion, as defined herein, on July 26, 2023, and the TTE Tranche 2 Issuance, as defined herein, as reported by the Issuer in its Form 8-K filed on July 12, 2023. See Item 5.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
Avinash Kripalani

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
12,702,588* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
12,702,588* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,702,588* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.29%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP. Assumes the occurrence of the Mandatory Conversion, as defined herein, on July 26, 2023, and the TTE Tranche 2 Issuance, as defined herein, as reported by the Issuer in its Form 8-K filed on July 12, 2023. See Item 5.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
Jason Dillow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
12,702,588* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
12,702,588* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,702,588* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.29%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP. Assumes the occurrence of the Mandatory Conversion, as defined herein, on July 26, 2023, and the TTE Tranche 2 Issuance, as defined herein, as reported by the Issuer in its Form 8-K filed on July 12, 2023. See Item 5.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
John Greene

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
12,702,588* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
12,702,588* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,702,588* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.29%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP. Assumes the occurrence of the Mandatory Conversion, as defined herein, on July 26, 2023, and the TTE Tranche 2 Issuance, as defined herein, as reported by the Issuer in its Form 8-K filed on July 12, 2023. See Item 5.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
Pratik Desai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
12,702,588* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
12,702,588* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,702,588* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.29%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP. Assumes the occurrence of the Mandatory Conversion, as defined herein, on July 26, 2023, and the TTE Tranche 2 Issuance, as defined herein, as reported by the Issuer in its Form 8-K filed on July 12, 2023. See Item 5.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
Bardin Hill Investment Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
12,702,588* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
12,702,588* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,702,588* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.29%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP. Assumes the occurrence of the Mandatory Conversion, as defined herein, on July 26, 2023, and the TTE Tranche 2 Issuance, as defined herein, as reported by the Issuer in its Form 8-K filed on July 12, 2023. See Item 5.

This Amendment No. 12 (“Amendment No. 12”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017 (as amended, the “Statement”), and is filed by the Reporting Persons with respect to the common stock, $0.0001 par value per share (“Shares”) of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

As previously disclosed by the Issuer, on July 12, 2023, an FID Event occurred (as defined in the Issuer’s Series A Certificate of Designations, Series B Certificate of Designations, and Series C Certificate of Designations).  Consequently, the Issuer will convert all of the Issuer’s outstanding shares of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock into Shares on July 26, 2023 (the “Mandatory Conversion”).  The per share conversion price is $5.0021, $5.0494, and $2.4656 for the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock, respectively. Accordingly, on July 26, 2023, 2,980 shares of Series A Preferred Stock, 5,484 shares of Series B Preferred Stock and 3,354 shares of Series C Preferred Stock that are beneficially owned by the Reporting Persons will be converted into 596,252 Shares, 1,086,234 Shares and 1,358,477 Shares, respectively.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 12, which reflect the Mandatory Conversion on July 26, 2023 and the closing of the sale of 22,072,103 Shares to the TTE Member as disclosed by the Issuer in Item 8.01 of the Form 8-K filed on July 12, 2023 (the “TTE Tranche 2 Issuance”) are incorporated by reference in this Item 5.  The beneficial ownership information that follows in this Item 5 is as of July 12, 2023.

(a) and (b)

Assuming the occurrence of the Mandatory Conversion and the TTE Tranche 2 Issuance, and, for purposes of calculating the Shares issuable upon the exercise of Series C Warrants, assuming total pro forma Shares outstanding after the issuance of Tranche 3 Shares, as disclosed by the Issuer in Item 8.01 of the Form 8-K filed on July 12, 2023, of 259,000,000:

As of July 12, 2023, the Reporting Persons beneficially own, in the aggregate, 12,702,588 Shares, comprised of 12,610,643 Shares and 91,945 Shares issuable upon the exercise of Series C Warrants, which together represent approximately 5.29% of the Issuer’s outstanding Shares (based on (i) 240,206,850 outstanding Shares as provided to the Reporting Persons by the Issuer, plus (ii) the number of Shares issuable to the Reporting Persons upon the exercise of the Series C Warrants).

As of the date hereof: Mount Bonnell directly owns 2,641,178 Shares, which represents approximately 1.10% of the Issuer’s outstanding Shares (based on 240,206,850  outstanding Shares assuming the Mandatory Conversion and TTE Tranche 2 Issuance have occurred, as provided by the Issuer); HDML directly beneficially owns 1,538,822 Shares, which represents approximately 0.64% of the Issuer’s outstanding Shares (based on 240,206,850 outstanding Shares assuming the Mandatory Conversion and TTE Tranche 2 Issuance have occurred, as provided by the Issuer); HCN directly beneficially owns 6,200,723 Shares, comprised of 6,117,325 Shares and 83,398 Shares issuable upon the exercise of Series C Warrants, which together represent approximately 2.58% of the Issuer’s outstanding Shares (based on 240,206,850 outstanding Shares assuming the Mandatory Conversion and TTE Tranche 2 Issuance have occurred, as provided by the Issuer, plus the number of Shares issuable upon the exercise of the Series C Warrants held by HCN); HEPI directly owns 1,741,349 Shares, which represents approximately 0.72% of the Issuer’s outstanding Shares (based on 240,206,850 outstanding Shares assuming the Mandatory Conversion and TTE Tranche 2 Issuance have occurred, as provided by the Issuer); and Bardin Hill Master Fund directly owns 580,456 Shares, comprised of 571,909 Shares and 8,547 Shares issuable upon the exercise of Series C Warrants, which together represent approximately 0.24% of the Issuer’s outstanding Shares (based on 240,206,850 outstanding Shares assuming the Mandatory Conversion and TTE Tranche 2 Issuance have occurred, as provided by the Issuer, plus the number of Shares issuable upon the exercise of the Series C Warrants held by Bardin Hill Master Fund).

Without assuming the occurrence of the TTE Tranche 2 Issuance, the Reporting Persons would be deemed to beneficially own, in the aggregate, approximately 5.82% of the Shares outstanding.

Bardin Hill GP is the general partner of Mount Bonnell and Bardin Hill Master Fund and the investment member of HDML. HCN GP is the general partner of HCN. Bardin Hill Partners is the investment manager for each of Mount Bonnell, Bardin Hill Master Fund, HCN, HEPI and HDML.  Investment decisions of Bardin Hill Partners are made by a three-person committee, including Jason Dillow, John Greene and Pratik Desai, each of whom has individual decision-making authority. Jason Dillow is CEO of Bardin Hill Partner. Avinash Kripalani is a Partner at Bardin Hill Partners.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Except as set forth in this Item 4 of this Amendment No. 12. None of the Reporting Persons has effected any transaction in the Shares in the last 60 days.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Amendment No. 12.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Item 6 is amended and supplemented as follows:

    As previously disclosed by the Issuer on a Form 8-K filed on June 14, 2023, the Issuer agreed to sell Shares to an affiliate of TotalEnergies SE in a series of private placement transactions (the “TotalEnergies Private Placements”), which transactions are subject to stockholder approval under applicable NASDAQ listing rules. In connection with such stockholder approval, the Reporting Persons agreed with the Issuer that they will vote their Shares and any other securities over which they have voting power in favor of the private placement transactions pursuant to the voting agreement, by and between the Reporting Persons and the Issuer, dated as of July 12, 2023. The description herein is qualified in its entirety to the full text of the voting agreement, which is attached as Exhibit 31 hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended and supplemented as follows:

31* - Voting Agreement

32* – Joint Filer Agreement

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2023	Halcyon Mount Bonnell Fund LP

By: Bardin Hill Investment Partners LP, its Manager

	/s/ Suzanne McDermott	/s/ John Freese
	Name: Suzanne McDermott	Name: John Freese
	Title: Chief Compliance Officer	Title: General Counsel

July 14, 2023	July 14, 2023
Date	Date

Bardin Hill Fund GP LLC

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: General Counsel

July 14, 2023	July 14, 2023
Date	Date

HCN LP
By: Bardin Hill Investment Partners LP, its Manager

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: General Counsel

July 14, 2023	July 14, 2023
Date	Date

HCN GP LLC

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: General Counsel

July 14, 2023	July 14, 2023
Date	Date

Halcyon Energy, Power and Infrastructure Capital Holdings LLC
By: Bardin Hill Investment Partners LP, its Manager

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: General Counsel

July 14, 2023	July 14, 2023
Date	Date

First Series of HDML Fund I LLC
By: Bardin Hill Investment Partners LP, its Manager

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: General Counsel

July 14, 2023	July 14, 2023
Date	Date

Bardin Hill Event-Driven Master Fund LP
By: Bardin Hill Investment Partners LP, its Manager

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: General Counsel

July 14, 2023	July 14, 2023
Date	Date

Bardin Hill Investment Partners LP

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: General Counsel

July 14, 2023	July 14, 2023
Date	Date

/s/ Avinash Kripalani
Name: Avinash Kripalani

July 14, 2023
Date

/s/ Jason Dillow
Name: Jason Dillow
July 14, 2023
Date

/s/ John Greene
Name: John Greene
July 14, 2023
Date

/s/ Pratik Desai
Name: Pratik Desai
July 14, 2023
Date